EXHIBIT 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

GLEN BURNIE, MD (November 7, 2014) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The Company realized a net income of $526,000 or $0.19 basic earnings per share in the quarter ended September 30, 2014 compared to net income of $795,000 or $0.29 basic earnings per share for the same three month period in 2013.  For the nine months ending September 30, 2014, net income was $1,434,000 or $0.52 basic earnings per share as compared to net income of $1,964,000 or $0.72 basic earnings per share for the same period in 2013.

Total interest income for the quarter ending September 30, 2014 was $3,658,000 as compared to $3,940,000 for the same period in 2013.  Total interest income was $10,893,000 for the nine months ending September 30, 2014 as compared to $11,278,000 for the same period in 2013.  For the three month period ending September 30, 2014, net interest income after provision for credit losses was $2,867,000 as compared to $3,265,000 for the same period in 2013.  For the nine months ending September 30, 2014 net interest income after provision for credit losses was $8,736,000 as compared to $9,187,000 for the same period in 2013.

“The Bank has continued to maintain profitability but faces challenges in maintaining net interest margins in a low interest rate environment,” commented Michael G. Livingston, President and Chief Executive Officer.  “We are pleased that our financial results enabled the company to maintain the dividend levels for the third quarter.”

On October 9, 2014, Glen Burnie Bancorp paid its 89th consecutive dividend to shareholders of record at the close of business on September 29, 2014.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $400  million.  Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County.  (www.thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected.  For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	September	December
	30, 2014	31, 2013
Assets

Cash and due from banks	$ 7,112	$ 9,214
Interest bearing deposits	5,702	1,636
Federal funds sold	6,512	103
Investment securities	86,678	74,314
Loans, net of allowance	280,235	270,684
Premises and equipment at cost, net of accumulated depreciation	3,753	3,697
Other real estate owned	163	1,171
Other assets	15,089	16,375
Total assets	$ 405,244	$ 377,194

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$ 349,449	$ 323,803
Long-term borrowings	20,000	20,000
Other liabilities	1,793	1,807
Total liabilities	371,242	345,610

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding September 30, 2014 2,754,305;
December 31, 2013 2,747,370 shares	2,757	2,747
Surplus	9,820	9,714
Retained earnings	20,908	20,301
Accumulated other comprehensive loss, net of tax benefits	517	(1,178)
Total stockholders' equity	34,002	31,584

Total liabilities and stockholders' equity	$ 405,244	$ 377,194

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(unaudited)		(unaudited)
	2014	2013	2014	2013

Interest income on
Loans, including fees	$ 3,108	$ 3,251	$ 9,237	$ 9,302
U.S. Government agency securities	171	241	562	643
State and municipal securities	357	429	1,026	1,273
Other	22	19	68	60
Total interest income	3,658	3,940	10,893	11,278

Interest expense on
Deposits	505	511	1,403	1,609
Short-term borrowings	-	3	-	3
Long-term borrowings	161	161	479	479
Total interest expense	666	675	1,882	2,091

Net interest income	2,992	3,265	9,011	9,187

Provision for credit losses	125	-	275	-

Net interest income after provision for credit losses	2,867	3,265	8,736	9,187

Other income
Service charges on deposit accounts	112	163	349	433
Other fees and commissions	241	251	602	612
Other non-interest income	(5)	(11)	9	(1)
Income on life insurance	56	59	167	175
Gains on investment securities	361	150	581	274
Total other income	765	612	1,708	1,493

Other expenses
Salaries and employee benefits	1,657	1,720	5,003	5,048
Occupancy	191	192	618	589
Impairment of securities and stocks	-	15	-	15
Other expenses	1,147	911	3,121	2,594
Total other expenses	2,995	2,838	8,742	8,246

Income before income taxes	637	1,039	1,702	2,434

Income tax expense	111	244	268	470

Net income	$ 526	$ 795	$ 1,434	$ 1,964

Net income per share of common stock	$ 0.19	$ 0.29	$ 0.52	$ 0.72

Weighted-average shares of common stock outstanding	2,757,213	2,743,679	2,757,011	2,741,388